                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                           Church & Dwight Co., Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   171340102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               William P. Stiritz
                       1401 S. Brentwood Blvd., Suite 650
                           St. Louis, Missouri 63144
                                  314-968-8748
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 9, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.171340102                13D                         PAGE 1  OF 6 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    William P. Stiritz
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF, OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,517,700
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    453,700
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,517,700
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    453,700
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,971,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1.    SECURITY AND ISSUER

           common stock, par value $1.00 per share
           Church & Dwight Co., Inc.
           469 North Harrison Street
           Princeton, NJ  08543


ITEM 2.    IDENTITY AND BACKGROUND

          (a)       William P. Stiritz

          (b)       1401 S. Brentwood Blvd., Suite 650
                    St. Louis, Missouri 63144

          (c)       Principal, Westgate Group, LLC
                    1401 S. Brentwood Blvd., Suite 650
                    St. Louis, Missouri  63144

          (d) During the last five years, Mr. Stiritz has not been convicted in a criminal proceeding.

          (e) During the last five years, Mr. Stiritz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)       USA


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Mr. Stiritz beneficially owns shares of common stock of Church & Dwight Co., Inc. through (1) the William P. Stiritz Irrevocable Trust, of which Mr. Stiritz is the sole Trustee, (2) Brentwood South, LLC, a Missouri limited liability company, of which Mr. Stiritz is the sole member, and (3) his spouse, Susan Stiritz.

          All of the shares beneficially owned by Mr. Stiritz and purchased by the William P. Stiritz Irrevocable Trust were purchased with assets of the trust. The total purchase price was $35,045,154.

          All of the shares beneficially owned by Mr. Stiritz and purchased by Brentwood South, LLC were purchased with assets of the company. The total purchase price was $3,973,869.

          All of the shares beneficially owned by Mr. Stiritz and purchased by Mr. Stiritz's spouse were purchased with personal funds. The total purchase price was $11,700,202.



ITEM 4.   PURPOSE OF TRANSACTION.

          All of the shares of common stock of Church & Dwight Co., Inc. beneficially owned by Mr. Stiritz were acquired for investment.

          (a) From time to time Mr. Stiritz may acquire beneficial ownership of additional shares of common stock of Church & Dwight Co., Inc. or dispose of some or all of the shares which he beneficially owns.

          (b)-(j) Mr. Stiritz does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (b) through (j) of Item 4 of
                    Schedule 13D.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

          (a) Mr. Stiritz beneficially owns 1,971,400 shares of common stock of Church & Dwight Co., Inc. which constitutes 5.0% of the outstanding shares of common stock of Church & Dwight Co., Inc.

                    Mr. Stiritz beneficially owns shares of common stock of Church & Dwight, Co., Inc. through (1) the William P. Stiritz Irrevocable Trust, of which Mr. Stiritz is Trustee (1,365,700 shares), (2) Brentwood South, LLC, a Missouri limited liability company, of which Mr. Stiritz is the sole member (152,000 shares), and (3) his spouse, Susan Stiritz (453,700 shares).

                    Mr. Stiritz's son, Nicholas P. Stiritz, beneficially owns 75,700 shares of common stock of Church & Dwight Co., Inc. Mr. Stiritz disclaims beneficial ownership of the shares owned by his son or the existence of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

          (b) Of the 1,971,400 shares of common stock of Church & Dwight Co., Inc. beneficially owned by Mr. Stiritz, Mr. Stiritz has sole power to vote or to direct the vote and sole power to dispose and direct the disposition of the 1,365,700 shares owned by the William P. Stiritz Irrevocable Trust and the 152,000 shares owned by Brentwood South, LLC, and Mr. Stiritz has shared power to vote or to direct the vote and shared power to dispose and to direct the disposition of the 453,700 shares owned by his spouse.

                    Susan Stiritz's address is 1401 S. Brentwood Blvd., Suite 650, St. Louis, Missouri 63144. Mrs. Stiritz is a professor at Washington University in St. Louis, One Brookings Dr., St. Louis, Missouri 63130. During the last five years, Mrs. Stiritz has not been convicted in a criminal proceeding. During the last five years, Mrs. Stiritz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Stiritz is a citizen of the United States.

          (c) The table below details the transactions that were effected during the past 60 days by the William P. Stiritz Irrevocable Trust, Brentwood South, LLC and Susan Stiritz. All of the transactions were open market purchases on the New York Stock Exchange effected by Fidelity Investments or affiliates thereof.

                    William P. Stiritz Irrevocable Trust

          Date of Transaction                 Number of Shares Purchased                   Price Per Share
--------------------------------------------------------------------------------------------------------------------
                   1/07/02                                14,100                               $25.90
                   1/03/02                                   500                               $26.36
                   1/02/02                                 2,000                               $25.79
                  12/26/01                                 5,000                               $26.25
                  12/26/01                                 3,000                               $26.21
                  12/21/01                                 4,600                               $25.70
                  12/19/01                                 1,600                               $26.00
                  12/18/01                                85,800                               $26.30
                  12/18/01                                 9,000                               $26.21
                  12/18/01                                   100                               $26.28
                  12/11/01                                50,000                               $26.20
                  12/04/01                                35,500                               $26.00
                  11/30/01                                29,500                               $26.30
                  11/30/01                                20,500                               $26.35
                  11/19/01                               100,000                               $25.30
                  11/15/01                                50,000                               $25.85
                  11/15/01                                 8,000                               $25.85
                  11/14/01                                12,600                               $25.75
                  11/13/01                                 3,400                               $25.59
                  11/13/01                                   600                               $25.58
                  11/09/01                                11,400                               $26.00

                              Brentwood South, LLC

          Date of Transaction                 Number of Shares Purchased                   Price Per Share
--------------------------------------------------------------------------------------------------------------------
                1/09/02                                   50,000                               $26.10
                1/09/02                                   50,000                               $26.10
                1/04/02                                   50,000                               $26.20
                1/04/02                                    2,000                               $26.20

                                  Susan Stiritz

          Date of Transaction                 Number of Shares Purchased                   Price Per Share
--------------------------------------------------------------------------------------------------------------------
                   1/04/02                                48,000                               $26.20
                   1/04/02                                 1,000                               $26.17
                   1/04/02                                 1,000                               $26.15
                  12/31/01                                34,800                               $26.50
                  12/31/01                                 2,800                               $26.60
                  12/31/01                                 1,000                               $26.51
                  12/31/01                                   800                               $26.49
                  12/12/01                                23,700                               $26.00
                  12/10/01                                22,500                               $26.00
                  12/10/01                                 7,500                               $25.99

          (d) Each of the William P. Stiritz Irrevocable Trust, Brentwood South, LLC and Susan Stiritz have the right to receive dividends from, or the proceeds from the sale of, the shares of common stock of Church & Dwight Co., Inc. that they own.

          (e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Mr. Stiritz does not have any contracts, arrangements, understandings or relationships with any person with respect to any securities of Church & Dwight Co., Inc.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      January 16, 2002
                                      ------------------------------------------
                                      Date


                                      /s/ William P. Stiritz
                                      ------------------------------------------
                                      Signature


                                      ------------------------------------------
                                      Name and Title